UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
 (Amendment No. 3)*
__________________________

INTERCEPT PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45845P108
(CUSIP Number)
April 9, 2018
(Date of Event Which Requires Filing of this Statement)
__________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons
Genextra S.p.A.
2.	Check the appropriate box if a member of a group (see instructions)
	(a) ☐	(b) ☒
3.	SEC use only
4.	Citizenship or place of organization
Italy
	5.	Sole voting power
0
Number of shares beneficially owned by each reporting person with	6.	Shared voting power
6,845,578 shares of Common Stock
	7.	Sole dispositive power
0
	8.	Shared dispositive power
6,845,578 shares of Common Stock
9.		Aggregate amount beneficially owned by each reporting person
6,845,578 shares of Common Stock
10.		Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.		Percent of class represented by amount in Row (9)
23.3%
12.		Type of reporting person (see instructions)
OO

1	Names of reporting persons
Francesco Micheli
2.	Check the appropriate box if a member of a group (see instructions)
	(a) ☐	(b) ☒
3.	SEC use only
4.	Citizenship or place of organization
Italy
	5.	Sole voting power
0
Number of shares beneficially owned by each reporting person with	6.	Shared voting power
6,845,578 shares of Common Stock
	7.	Sole dispositive power
0
	8.	Shared dispositive power
6,845,578 shares of Common Stock
9.		Aggregate amount beneficially owned by each reporting person
6,845,578 shares of Common Stock
10.		Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.		Percent of class represented by amount in Row (9)
23.3%
12.		Type of reporting person (see instructions)
IN

This Amendment No. 3 (this "Amendment") amends and supplements the statement on Schedule 13G (the "Schedule 13G") dated February 14, 2013, as subsequently amended by Amendment No. 1 dated February 13, 2014 ("Amendment No. 1") and Amendment No. 2 dated February 17, 2015 ("Amendment No. 2), filed jointly by Genextra S.p.A. ("Genextra") and Francesco Micheli, with respect to the shares of common stock, par value $0.001 per share ("Common Stock"), of Intercept Pharmaceuticals, Inc. (the "Issuer"). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13G.
Items 4 and 5 of the Schedule 13G are hereby amended and supplemented to add the following:
Item 4. Ownership:
(a)	Amount beneficially owned:
Genextra beneficially owns 6,845,578 shares of Common Stock.

Mr. Micheli beneficially owns 6,845,578 shares of Common Stock, consisting of 6,845,578 shares of Common Stock owned by Genextra. Mr. Micheli is an Executive Director and Chairman of the board of Genextra and, in such capacity, Mr. Micheli exercises voting control over the shares of Common Stock owned by Genextra. Mr. Micheli disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

The percentage of Common Stock beneficially owned by each Reporting Person as of April 10, 2018 is based on a total of 29,430,491 shares of Common Stock of the Issuer outstanding as of April 5, 2018, as disclosed in the Issuer's prospectus supplement dated April 5, 2018, filed with the Securities and Exchange Commission on April 6, 2018, as adjusted to give effect to the closing on April 9, 2018 of both the offering of 2,695,313 shares of Common Stock to which such prospectus supplement relates (including the full exercise of the underwriters' over-allotment option to purchase 351,563 shares of Common Stock) and the offering of 1,562,500 shares of Common Stock in a concurrent private placement exempt from the registration requirements of the Securities Act of 1933, as amended.

(b)	Percent of class:
See Item 11 of each cover page.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
See Item 5 of each cover page.
(ii)	Shared power to vote or to direct the vote:
See Item 5 of each cover page.
(iii)	Sole power to dispose or to direct the disposition of:
See Item 5 of each cover page.
(iv)	Shared power to dispose or to direct the disposition of:
See Item 5 of each cover page.
Item 5. Ownership of Five Percent or Less of a Class:
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 12, 2018
GENEXTRA S.P.A.

By:	/s/ Paolo Fundarò
Paolo Fundarò Chief Financial Officer

/s/ Francesco Micheli
FRANCESCO MICHELI